Exhibit 99.1

Yiren Digital Reports First Quarter 2021 Financial Results

06/09/21

BEIJING, June 9, 2021 /PRNewswire/ -- Yiren Digital Ltd. (NYSE: YRD) ("Yiren Digital" or the "Company"), a leading digital personal financial management platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Operational Highlights

Wealth Management

•	Cumulative number of investors served reached 2,462,195 as of March 31, 2021, representing an increase of 2.8% from 2,395,034 as of December 31, 2020 and compared to 2,218,181 as of March 31, 2020.
•	Number of active investors[1] was 307,107 as of March 31, 2021, representing an increase of 32.1% from 232,458 as of December 31, 2020, and compared to 92,060 as of March 31, 2020.
•	Total client assets[2] was RMB10,678.9 million (US$1,629.9 million) as of March 31, 2021, representing an increase of 24.9% from RMB8,550.7 million as of December 31, 2020, and compared to RMB1,731.0 million as of March 31, 2020.
•	Sales volume of investment products amounted to RMB5,823.1 million (US$888.8 million) in the first quarter of 2021, representing a decrease of 14.8% from RMB6,836.9 million in the fourth quarter of 2020 and compared to RMB2,163.3 million in the same period of 2020.

Consumer Credit

•	Total loans facilitated under loan facilitation model in the first quarter of 2021 reached RMB4.9 billion (US$0.8 billion), representing an increase of 17.3% from RMB4.2 billion in the fourth quarter of 2020 and compared to RMB0.7 billion in the first quarter of 2020.
•	Cumulative number of borrowers served reached 5,309,727 as of March 31, 2021, representing an increase of 1.1% from 5,249,936 as of December 31, 2020 and compared to 4,810,184 as of March 31, 2020.
•	Number of borrowers served in the first quarter of 2021 was 345,939 representing an increase of 82.9% from 189,117 in the fourth quarter of 2020 and compared to 115,420 in the first quarter of 2020.
•	Outstanding balance of performing loans facilitated under loan facilitation model reached RMB11,159.2 million (US$1,703.2 million) as of March 31, 2021, representing an increase of 25.9% from RMB8,863.5 million as of December 31, 2020 and compared to RMB3,582.7 million as of March 31, 2020.

"We have completed our transition to a leading user-centric digital personal financial management platform and we are pleased to start the year of 2021 with a strong quarter, resuming high quality growth and returning to our normal profitability margin level," said Mr. Ning Tang, Chairman and Chief Executive Officer of Yiren Digital. "As we continue to focus on our strategic direction and drive growth, we are aiming to fully address our customers' financial needs in every stage of their lives serving them through both online and offline channels, with products and services ranging from credit to investment and insurance, to help them better spend, better invest and be better protected. This is how we are differentiated and we believe we are on the right track to continue to expand our business map and become the leading digital personal financial management platform in China."

Our wealth management business continues to see stable growth. Client assets for investment products reached RMB10.7 billion as of March 31, 2021, representing an increase of 25% quarter over quarter. Total number of active investors stood at 307,107 as of March 31, 2021, representing an increase of 32% from last quarter."

"We continue to see solid growth for our credit business in the first quarter of 2021, which has helped us to kick off the year strong. At the end of the first quarter, Yiren Credit's registered users reached 95.8 million, representing an 8% year-on-year increase. Total number of borrowers served in the first quarter reached close to 346 thousands, representing an 83% quarter-over-quarter increase. In the first quarter, Yiren Credit's platform facilitated RMB4.9 billion in loans, representing a 17% quarter-over-quarter increase."

"In the first quarter, our total revenue increased by 7% year-on-year to RMB1.1 billion, of which 24% came from our wealth management business." said Ms. Na Mei, Chief Financial Officer of Yiren Digital. "On the balance sheet side, our cash position remains strong with RMB2.6 billion of cash and short-term investments as of March 31, 2021. Our strong balance sheet positions us well in the current operating environment and allows us to continue to explore new initiatives and tap into new opportunities."

First Quarter 2021 Financial Results

Total net revenue in the first quarter of 2021 was RMB1,100.0 million (US$167.9 million), compared to RMB1,023.7 million in the same period last year. Revenue from wealth management business reached RMB263.7 million (US$40.3 million), representing a decrease of 36.6% from RMB415.9 million in the first quarter of 2020, primarily driven by the spin-off of our legacy business. Revenue from credit business reached RMB836.2 million (US$127.6 million), representing an increase of 37.6% from RMB607.8 million in the first quarter of 2020, primarily driven by an increase in loan volume.

Sales and marketing expenses in the first quarter of 2021 were RMB405.2 million (US$61.8 million), compared to RMB616.4 million in the same period last year. The decrease was primarily due to internal restructuring to optimize operating efficiencies.

Origination, servicing and other operating costs in the first quarter of 2021 were RMB174.5 million (US$26.6 million), compared to RMB102.9 million in the same period last year. The increase was primarily due to increased sales commission expenses driven by expanded insurance volume.

General and administrative expenses in the first quarter of 2021 were RMB119.9 million (US$18.3 million), compared to RMB149.0 million in the same period last year.

Allowance for contract assets, receivables and others in the first quarter of 2021 was RMB141.2 million (US$21.6 million), compared to RMB143.4 million in the same period last year.

Income tax expense in the first quarter of 2021 was RMB44.4 million (US$6.8 million).

Net income in the first quarter of 2021 was RMB181.2 million (US$27.7 million), as compared to RMB19.2 million in the same period last year.

Adjusted EBITDA[3] (non-GAAP) in the first quarter of 2021 was RMB251.5 million (US$38.4 million), compared to RMB29.8 million in the same period last year.

Basic income per ADS in the first quarter of 2021 was RMB2.2 (US$0.3), compared to a basic income per ADS of RMB0.2 in the same period last year.

Diluted income per ADS in the first quarter of 2021 was RMB2.1 (US$0.3), compared to a diluted income per ADS of RMB0.2 in the same period last year.

Net cash used in operating activities in the first quarter of 2021 was RMB142.0 million (US$21.7 million), compared to net cash generated from operating activities of RMB562.7 million in the same period last year.

Net cash used in investing activities in the first quarter of 2021 was RMB286.1 million (US$43.7 million), compared to RMB529.4 million in the same period last year.

As of March 31, 2021, cash and cash equivalents was RMB2,362.3 million (US$360.6 million), compared to RMB2,469.9 million as of December 31, 2020. As of March 31, 2021, the balance of held-to-maturity investments was RMB3.1 million (US$0.5 million), compared to RMB3.3 million as of December 31, 2020. As of March 31, 2021, the balance of available-for-sale investments was RMB234.6 million (US$35.8 million), compared to RMB175.5 million as of December 31, 2020.

Delinquency rates. As of March 31, 2021, the delinquency rates for loans facilitated that are past due for 15-29 days, 30-59 days and 60-89 days were 0.5%, 0.8% and 0.6% respectively, compared to 0.5%, 0.7% and 0.6% respectively as of December 31, 2020.

Cumulative M3+ net charge-off rates. As of March 31, 2021, the cumulative M3+ net charge-off rate for loans facilitated in 2018, 2019 and 2020 was 10.0%, 9.7% and 2.2% respectively, as compared to 10.2%, 8.5% and 0.8% respectively as of December 31, 2020.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See "Operating Highlights and Reconciliation of GAAP to Non-GAAP measures" at the end of this press release.

[1]  Active investors refer to those who have made at least one investment through our wealth management platform or have had client assets with us above zero in the past twelve months.

[2]  Client assets refer to the outstanding balance of client assets generated through our platforms, where an asset is counted towards the outstanding balance for so long as it continues to be held by the investor who acquired it through our platform.

[3]  "Adjusted EBITDA" is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of "Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures" and the table captioned "Reconciliations of Adjusted EBITDA" set forth at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.5518 to US$1.00, the effective noon buying rate on March 31, 2021, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital's management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on June 9, 2021 (or 8:00 a.m. Beijing/Hong Kong Time on June 10, 2021).

Participants who wish to join the call should register online in advance of the conference at:

http://apac.directeventreg.com/registration/event/6891837

Please note the Conference ID number of 6891837.

Once registration is completed, participants will receive the dial-in information for the conference call, an event passcode, and a unique registrant ID number.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

A replay of the conference call may be accessed by phone at the following numbers until June 17, 2021:

International	+61 2-8199-0299
U.S.	+1 646-254-3697

Replay Access Code:6891837

Additionally, a live and archived webcast of the conference call will be available at ir.yirendai.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital's control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital's ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital's ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is a leading digital personal financial management platform in China. The Company provides customized asset allocation services and wealth management solutions to China's mass affluent population as well as utilizes online and offline channels to provide retail credit facilitation services to individual borrowers and small business owners.

For investor and media inquiries, please contact:

Yiren Digital

Investor Relations

Email: ir@Yirendai.com

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	USD
Net revenue:
Loan facilitation services	358,541	542,132	82,746
Post-origination services	146,520	44,786	6,836
Account management services	413,166	-	-
Insurance brokerage services	-	159,704	24,376
Financing services	650	114,932	17,542
Others	104,783	238,409	36,388
Total net revenue	1,023,660	1,099,963	167,888
Operating costs and expenses:
Sales and marketing	616,441	405,176	61,842
Origination,servicing and other operating costs	102,918	174,525	26,638
General and administrative	149,041	119,865	18,295
Allowance for contract assets, receivables and others	143,385	141,232	21,556
Total operating costs and expenses	1,011,785	840,798	128,331
Other income/(expenses):
Interest income/(expense), net	25,116	(10,980)	(1,676)
Fair value adjustments related to Consolidated ABFE	(26,020)	(27,720)	(4,231)
Others, net	12,184	5,122	782
Total other income/(expenses)	11,280	(33,578)	(5,125)
Income before provision for income taxes	23,155	225,587	34,432
Income tax expense	3,936	44,373	6,773
Net income	19,219	181,214	27,659

Weighted average number of ordinary shares outstanding, basic	185,600,961	167,966,603	167,966,603

Basic income per share	0.1036	1.0789	0.1647
Basic income per ADS	0.2072	2.1578	0.3294

Weighted average number of ordinary shares outstanding, diluted	186,166,429	169,147,563	169,147,563

Diluted income per share	0.1032	1.0713	0.1635
Diluted income per ADS	0.2064	2.1426	0.3270

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from/(used in) operating activities	562,720	(142,011)	(21,674)
Net cash used in investing activities	(529,437)	(286,056)	(43,661)
Net cash (used in)/provided by financing activities	(65,637)	279,400	42,645
Effect of foreign exchange rate changes	1,206	(118)	(18)
Net decrease in cash, cash equivalents and restricted cash	(31,148)	(148,785)	(22,708)
Cash, cash equivalents and restricted cash, beginning of period	3,269,142	2,707,148	413,191
Cash, cash equivalents and restricted cash, end of period	3,237,994	2,558,363	390,483

Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	As of
	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	USD
Cash and cash equivalents	2,469,909	2,362,310	360,559
Restricted cash	237,239	196,053	29,924
Accounts receivable	122,742	148,114	22,607
Contract assets, net	750,174	917,995	140,113
Contract cost	65,529	62,061	9,472
Prepaid expenses and other assets	278,591	215,099	32,830
Loans at fair value	192,156	175,664	26,812
Financing receivables	1,253,494	1,471,509	224,595
Amounts due from related parties	884,006	911,972	139,194
Held-to-maturity investments	3,286	3,137	479
Available-for-sale investments	175,515	234,587	35,805
Property, equipment and software, net	147,193	134,351	20,506
Deferred tax assets	16,745	13,906	2,123
Right-of-use assets	105,674	98,467	15,029
Total assets	6,702,253	6,945,225	1,060,048
Accounts payable	9,903	12,923	1,972
Amounts due to related parties	970,309	769,744	117,486
Deferred revenue	50,899	44,408	6,778
Payable to investors at fair value	52,623	52,082	7,949
Accrued expenses and other liabilities	1,208,915	1,148,549	175,303
Secured borrowings	500,500	799,200	121,982
Refund liability	10,845	7,404	1,130
Deferred tax liabilities	38,741	76,003	11,600
Lease liabilities	81,854	76,735	11,712
Total liabilities	2,924,589	2,987,048	455,912
Ordinary shares	121	121	19
Additional paid-in capital	5,058,176	5,058,884	772,137
Treasury stock	(40,147)	(40,147)	(6,128)
Accumulated other comprehensive income	17,108	16,648	2,541
Accumulated deficit	(1,257,594)	(1,077,329)	(164,433)
Total equity	3,777,664	3,958,177	604,136
Total liabilities and equity	6,702,253	6,945,225	1,060,048

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of borrowers, number of investors and percentages)

	For the Three Months Ended
	March 31, 2020	March 31, 2021	March 31, 2021
Operating Highlights	RMB	RMB	USD
Amount of investment in current investment products	2,163,313	5,823,057	888,772
Number of investors in current investment products	18,809	110,072	110,072
Amount of loans facilitated under loan facilitation model	741,268	4,930,287	752,509
Amount of loans facilitated	1,839,454	4,930,287	752,509
Number of borrowers	115,420	345,939	345,939
Remaining principal of performing loans facilitated under loan facilitation model	3,582,742	11,159,179	1,703,223
Segment Information
Wealth management:
Revenue	415,876	263,743	40,255
Sales and marketing expenses	67,326	38,987	5,951
Origination,servicing and other operating costs	30,845	132,510	20,225
Consumer credit:
Revenue	607,784	836,220	127,633
Sales and marketing expenses	549,115	366,189	55,891
Origination,servicing and other operating costs	72,073	42,015	6,413
Reconciliation of Adjusted EBITDA
Net income	19,219	181,214	27,659
Interest (income)/expense, net	(25,116)	10,980	1,676
Income tax expense	3,936	44,373	6,773
Depreciation and amortization	27,171	15,151	2,313
Share-based compensation	4,541	(240)	(37)
Adjusted EBITDA	29,751	251,478	38,384
Adjusted EBITDA margin	2.9%	22.9%	22.9%

Delinquency Rates (Loan Facilitation Model)

	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2015	1.3%	1.9%	1.5%
December 31, 2016	0.6%	0.8%	0.7%
December 31, 2017	0.5%	0.8%	0.6%
December 31, 2018	1.0%	1.8%	1.7%
December 31, 2019	0.8%	1.3%	1.0%
December 31, 2020	0.5%	0.7%	0.6%
March 31, 2021	0.5%	0.8%	0.6%
Online Channels
December 31, 2015	0.4%	0.7%	0.5%
December 31, 2016	0.8%	1.1%	1.7%
December 31, 2017	0.3%	0.2%	0.0%
December 31, 2018	0.9%	1.7%	1.5%
December 31, 2019	1.0%	2.1%	1.6%
December 31, 2020	0.6%	1.0%	1.1%
March 31, 2021	0.5%	0.9%	0.6%
Offline Channels
December 31, 2015	1.3%	2.0%	1.6%
December 31, 2016	0.6%	0.8%	0.7%
December 31, 2017	0.5%	0.9%	0.7%
December 31, 2018	1.1%	1.9%	1.8%
December 31, 2019	0.7%	0.9%	0.7%
December 31, 2020	0.4%	0.6%	0.4%
March 31, 2021	0.4%	0.7%	0.6%

Net Charge-Off Rate (Loan Facilitation Model)

Loan Issued Period	Amount of Loans Facilitated During the Period	Accumulated M3+ Net Charge- Off as of March 31, 2021	Total Net Charge-Off Rate as of March 31, 2021
	(in RMB thousands)	(in RMB thousands)
2015	4,530,824	252,253	5.6%
2016	3,749,815	320,527	8.5%
2017	5,043,494	530,172	10.5%
2018	4,211,573	422,699	10.0%
2019	3,431,443	331,813	9.7%
2020	9,614,819	215,838	2.2%

M3+ Net Charge-Off Rate (Loan Facilitation Model)

Loan Issued	Month on Book
Period	4	7	10	13	16	19	22	25	28	31	34
2015Q1	1.0%	1.9%	2.8%	3.7%	4.3%	4.8%	5.1%	5.3%	5.3%	5.3%	5.2%
2015Q2	1.1%	2.8%	4.2%	5.3%	6.2%	6.7%	7.0%	7.0%	6.9%	6.8%	6.8%
2015Q3	0.6%	2.2%	3.8%	5.0%	5.9%	6.5%	6.7%	6.8%	6.7%	6.7%	6.7%
2015Q4	1.0%	1.5%	2.2%	2.8%	3.1%	3.4%	3.7%	4.0%	4.2%	4.4%	4.4%
2016Q1	0.6%	0.9%	1.3%	1.7%	2.0%	2.2%	2.4%	2.7%	2.9%	3.0%	3.2%
2016Q2	0.6%	1.4%	2.3%	3.0%	3.6%	4.2%	4.8%	5.4%	5.8%	6.0%	6.2%
2016Q3	0.4%	1.7%	2.7%	4.1%	5.3%	6.5%	7.7%	8.6%	9.3%	9.3%	9.5%
2016Q4	0.3%	2.1%	3.8%	5.4%	7.2%	9.2%	10.4%	11.5%	12.4%	12.9%	13.3%
2017Q1	0.3%	1.6%	3.4%	5.3%	7.5%	8.9%	10.0%	10.9%	11.6%	12.1%	12.3%
2017Q2	4.1%	5.8%	7.9%	9.6%	11.3%	12.5%	13.2%	13.9%	14.6%	14.9%	15.1%
2017Q3	0.3%	1.6%	3.5%	4.9%	6.5%	7.6%	8.4%	8.9%	9.4%	9.9%	10.1%
2017Q4	0.2%	2.3%	5.1%	6.5%	7.9%	9.0%	9.7%	10.2%	10.7%	11.2%	10.6%
2018Q1	0.2%	2.9%	5.1%	6.8%	7.2%	7.9%	8.4%	8.7%	9.0%	8.6%	8.1%
2018Q2	0.7%	4.1%	7.1%	9.4%	11.2%	12.4%	13.4%	14.1%	14.3%	14.1%
2018Q3	0.2%	2.8%	3.6%	4.5%	5.2%	6.4%	7.0%	7.0%	6.9%
2018Q4	0.6%	2.2%	3.4%	5.2%	6.9%	9.0%	9.7%	9.9%
2019Q1	0.0%	0.8%	2.0%	3.4%	5.3%	5.9%	6.3%
2019Q2	0.1%	1.5%	4.5%	7.5%	8.8%	9.2%
2019Q3	0.2%	2.9%	6.8%	9.0%	10.4%
2019Q4	0.4%	3.1%	4.9%	6.3%
2020Q1	0.6%	2.3%	4.1%
2020Q2	0.5%	2.5%
2020Q3	1.1%